                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of October 2000

                             GLOBAL SOURCES LTD.
                          -------------------------
               (Translation of Registrant's Name into English)

                               41 Cedar Avenue
                               P.O. Box HM 1179
                           Hamilton HM EX, Bermuda
  --------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                      Form 20-F....X.... Form 40-F........

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                             Yes........ No....X....

          Attached hereto and incorporated herein in its entirety by reference is the Proxy Statement for the Global Sources Ltd. Annual General Meeting of Shareholders to be held on October 26, 2000, as distributed to shareholders on or about September 29, 2000.

                                  SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GLOBAL SOURCES LTD.
                                         (Registrant)



                                         By:  /s/ Eddie Heng
                                              --------------------------
                                              Name:  Eddie Heng
                                              Title: Chief Financial Officer



Dated:  October 6, 2000

                              GLOBAL SOURCES LTD.
                                41 CEDAR AVENUE
                                P.O. BOX HM 1179
                            HAMILTON HM EX, BERMUDA
                            ------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD OCTOBER 26, 2000
                            ------------------------

To Our Shareholders:

     NOTICE IS HEREBY given that a general meeting of the shareholders of Global Sources Ltd. (the "Company") will be held on October 26, 2000 at The Conrad Hotel, Hennessey Room, Level 7, 88 Queensway, Hong Kong at 9:30 a.m., local time, for the following purposes:

     1) To re-elect one-third of the Board of Directors who are retiring by rotation and being eligible, offer themselves for re-election;

     2) To consider and, if thought fit, to fix the number of directors that comprise the whole Board at nine (9) persons, declare any vacancies on the Board to be casual vacancies and authorize the Board to fill these vacancies on the Board as and when it deems fit;

     3) To approve the Company's 2000 Non-Employee Directors Share Option Plan; and

     4) To re-appoint Arthur Andersen LLP as the Company's independent auditors until the next annual general meeting.

     The foregoing matters are described more fully in the accompanying Proxy Statement. While this Notice and Proxy Statement and the enclosed form of proxy are being sent only to shareholders of record and beneficial owners of whom the Company is aware as of September 14, 2000, all shareholders of the Company of record on the date of the meeting are entitled to attend the Annual General Meeting. The Company's financial statements for the period from November 9, 1999 to December 31, 1999 are included herein as Appendix A. The Company's Annual Report on Form 20-F for the year ended December 31, 1999, including audited financial statements, are included with this mailing of this Notice and Proxy Statement.

     We hope you will be represented at the Annual General Meeting by signing, dating and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your vote is important -- as is the vote of every shareholder -- and the Board appreciates the cooperation of shareholders in directing proxies to vote at the meeting.

     Your proxy may be revoked at any time by following the procedures set forth in the accompanying Proxy Statement, and the giving of your proxy will not affect your right to vote in person if you attend the Annual General Meeting.

                                          By Order of the Board of Directors

                                          WINNIE TAN
                                          Secretary

DATED: September 28, 2000
        Hamilton, Bermuda

                                  GLOBAL SOURCES LTD.
                                    41 CEDAR AVENUE
                                    P.O. BOX HM 1179
                                HAMILTON HM EX, BERMUDA

                                    PROXY STATEMENT
                     FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                    OCTOBER 26, 2000

     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of GLOBAL SOURCES LTD., a Bermuda corporation (the "Company" or "GSOL"), for use at the annual general meeting of shareholders of the Company to be held at The Conrad Hotel, Hennessey Room, Level 7, 88 Queensway, Hong Kong on October 26, 2000 at 9:30 a.m., local time, and at any adjournments or postponements thereof (the "Annual General Meeting"). Unless the context otherwise requires, references to the Company include GSOL and its subsidiaries. The proxy is revocable by (i) filing a written revocation with the Secretary of the Company prior to the voting of such proxy, (ii) giving a later dated proxy, or (iii) attending the Annual General Meeting and voting in person. Shares represented by all properly executed proxies received prior to the Annual General Meeting will be voted at the meeting in the manner specified by the holders thereof. Proxies that do not contain voting instructions will be voted (i) FOR the re-election of the two Directors retiring by rotation; (ii) FOR the increase in the number of directors that comprise the whole Board to nine (9), the declaration of these vacancies on the Board to be casual vacancies and the authorization of the Board to fill these vacancies on the Board as and when it deems fit; (iii) FOR approving the Company's 2000 Non-Employee Directors Share Option Plan; (iv) FOR the re-appointment of Arthur Andersen LLP as the Company's independent auditors until the next annual general meeting. In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited financial statements of the Company for the period from November 9, 1999 to December 31, 1999, as included in Appendix A hereto, will be presented at the Meeting. These statements have been approved by the Board of Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

     The Board has established September 14, 2000 as the date used to determine those record holders and beneficial owners of Common Stock to whom notice of the Annual General Meeting will be sent (the "Record Date"). On the Record Date, there were 26,303,949 common shares, US$.01 par value per share (the "Common Shares"), outstanding. The holders of the Common Shares are entitled to one vote for each Common Share held. The presence, in person or by proxy, at the Annual General Meeting of at least two (2) shareholders entitled to vote representing more than 50% of the outstanding Common Shares as of the Record Date is necessary to constitute a quorum at the Annual General Meeting. All matters presented at the Annual General Meeting require approval by a simple majority of votes cast at the meeting. For proposals to be approved, a majority of votes cast must be favorable. Only votes for or against a proposal count. Votes which are withheld from voting on a proposal will be excluded entirely and will have no effect in determining the quorum or the majority of votes cast. Abstentions and broker non-votes count for quorum purposes only and not for voting purposes. Broker non-votes occur when a broker returns a proxy but does not have the authority to vote on a particular proposal. Brokers that do not receive instructions are entitled to vote on the election of directors and the re-appointment of the auditors.

     This Notice, Proxy Statement and enclosed form of proxy are first being mailed on or about September 29, 2000.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information concerning beneficial ownership of Common Shares of the Company outstanding at September 14, 2000, by (i) each person known by the Company to be the beneficial owner of more than ten percent of its outstanding Common Shares and (ii) by all directors (and director nominees) and executive officers of the Company as a group.

                                                                                      PERCENTAGE
                                                               SHARES BENEFICIALLY        OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                               OWNED            CLASS(2)
---------------------------------------                        -------------------    ----------
Hung Lay Si Co. Ltd.........................................        16,035,388(3)      61.0  %
  P.O. Box 219GT,
  British American Centre
  Georgetown, Cayman Islands
Merle A. Hinrichs...........................................         4,008,221         15.2  %
  23/F, Vita Tower
  29 Wong Chuk Hang Road
  Hong Kong
All Directors, Director Nominees and Executive Officers as a
  Group (11 persons)........................................         4,329,857(4)      16.4  %

---------------
(1) Each shareholder has sole voting power and sole dispositive power with respect to all shares beneficially owned by him unless otherwise indicated.

(2) Based upon 26,303,949 Common Shares outstanding at September 14, 2000.

(3) Hung Lay Si Co Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust, a trust formed under the laws of the Island of Jersey. Hill Street Trustees Limited is an Island of Jersey limited liability company whose shares are wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. The partners of the Mourant Group are: Richard Jeune, Peter Mourant, Conrad Coutanche, Ian James, Alan Binnington, James Crill, Tim Herbert, Jacqueline Richomme, Elizabeth Breen, Cyman Davies, Nicola Davies, Alastair Syvret, Edward Devenport, Jonathan Speck, Beverley Lacey, Moz Scott, Julia Chapman, Jonathan Walker and Dominic Jones. Hill Street Trustees Limited is the sole beneficial owner of the Hung Lay Si Co. Ltd. shares under applicable Securities and Exchange Commission regulations.

    The Quan Gung 1986 Trust (through Hung Lay Si Co. Ltd., its wholly owned subsidiary) beneficially owns approximately 61.0% of the Common Shares. The Quan Gung 1986 Trust was formed under the laws of the Island of Jersey. The Company has received an opinion from Mourant du Feu & Jeune, counsel to Hill Street Trustees Limited, the trustee of the trust, that the trustee has the sole and exclusive voting, investment and dispositive power over the shares of Hung Lay Si Co. Ltd. owned by the trust; and, therefore, none of the beneficiaries of the trust has any control over such shares. This opinion also states that the trustee's powers under the trust are irrevocable and neither the settlor, the beneficiaries nor any other person has under the terms of the trust the ability to amend or revoke such powers or to remove the trustee (except in very limited circumstances such as the trustee being a lunatic or of unsound mind, or becoming bankrupt). Hill Street Trustees Limited is an Island of Jersey limited liability company whose shares are owned by partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administration services. This counsel has also informed us that, as is typical of trusts formed under the laws of the Island of Jersey, the trustee cannot make disclosure of the names of the beneficiaries or settlor of the trust in breach of the obligations placed on it under the terms of the trust and the laws of the Island of Jersey and its duties of confidentiality. Accordingly, the Company does not know and may never know the identity of the beneficiaries or settlors of the Quan Gung 1986 Trust.

(4) Includes 309,502 Common Shares owned directly or beneficially by The Steiner Group LLC. Mr. Jeffrey J. Steiner, a director of the Company, is the sole manager of The Steiner Group LLC, and as such may be deemed to beneficially own the Common Shares owned directly or beneficially by The Steiner Group LLC. Mr. Steiner disclaims beneficial ownership of shares owned by The Steiner Group LLC, the Jeffrey Steiner Family Trust and shares owned by him as custodian for his children. The Steiner Group LLC is a Delaware limited liability company. Jeffrey J. Steiner is its sole manager. The members are Jeffrey J. Steiner (with a 20% membership interest) and the Jeffrey Steiner Family Trust (with an 80% membership interest). The Jeffrey Steiner Family Trust is a trust created for the benefit of the issue of Jeffrey J. Steiner.

                                 PROPOSAL NO. 1

                             ELECTION OF DIRECTORS

     Pursuant to the Company's Bye-Laws one-third of the Directors shall retire from office each year by rotation, with those who have been longest in office retiring first. Those persons who became or were last appointed Directors on the same day as those retiring shall be determined by lot or by agreement. Both Mr. Hinrichs and Mr. Steiner are retiring at this year's Annual General Meeting and both have been nominated to be re-elected to the Board. Management has no reason to believe that either of the nominees will be unable or unwilling to serve as a Director, if elected. Should either nominee not be a candidate at the time of the Annual General Meeting (a situation which is not now anticipated), proxies may be voted in favor of the remaining nominee and may be also voted for a substitute nominee selected by the Board.

     Unless authority is specifically withheld, proxies will be voted for the election of the nominees named below, to serve for a three year term and until their successors have been duly elected and have qualified. Directors shall be elected by a majority of the votes cast, in person or by proxy, at the Meeting. The remaining Directors will continue to serve until they are retired by rotation at the 2001 Annual General Meeting of Shareholders of the Company and the 2002 Annual General Meeting of Shareholders of the Company.

     The names of the nominees and certain biographical information concerning them are set forth below:

                                                               FIRST YEAR BECAME
NAME                                                              A DIRECTOR
----                                                           -----------------
Merle A. Hinrichs...........................................         2000
Jeffrey J. Steiner..........................................         1999

     Mr. Hinrichs has been a Director of the Company since April 2000 and is currently its Chairman and Chief Executive Officer. A co-founder of the business, he was the principal executive officer of Trade Media Holdings Ltd., a Cayman Islands corporation wholly-owned by the Company ("Trade Media"), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs graduated from the University of Nebraska and the American Graduate School of International Management (Thunderbird). Mr. Hinrichs is a co-founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. Mr. Hinrichs also is a director of Trade Media.

     Mr. Steiner has been a Director of the Company since November 1999. Mr. Steiner also has been a director of The Fairchild Corporation ("Fairchild") since 1985. He has been the chairman of the board and chief executive officer of Fairchild from December 1985 to the present. Mr. Steiner was president of Fairchild from July 1991 to November 1998. He is a director of Copley Financial Services Corporation, Communication Intelligence Corporation and Franklin Holding Corp.

     The names and certain information of the Directors whose terms expire at the 2001 and 2002 Annual General Meeting of Shareholders of the Company are set forth below:

                                                               FIRST YEAR BECAME
NAME                                                              A DIRECTOR
----                                                           -----------------
Eddie Heng Teng Hua.........................................         2000
Sarah Benecke...............................................         2000
David F. Jones..............................................         2000

     Mr. Heng has been the Vice President of Finance and a Director of the Company since April 2000. Mr. Heng has been vice president of finance of Trade Media since April 1994. He joined Trade Media in August 1993 as deputy to the vice president of finance. He received an MBA from Shiller International University in London in 1993 and is a CPA and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Prior to joining Trade Media, he was the regional financial controller of Hitachi Data Systems, and a joint venture between Hitachi and General Motors. He is a director of Trade Media.

     Ms. Benecke has been a Director of the Company since April 2000. Ms. Benecke was the principal executive officer of Trade Media from January 1994 through August 1999. She joined Trade Media in May 1980 and has served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. She graduated with a B.A. from the University of New South Wales, Australia. Ms. Benecke is a director of Trade Media.

     Mr. Jones has been a Director of the Company since April 2000. Mr. Jones was an executive at MacQuarie Direct Investment, a venture capital firm in Sydney, Australia from 1994 to August 1999, where he was responsible for investment and strategic analysis of potential and existing portfolio companies. He joined UBS Capital in July 1999 and is currently a director of Miller's Retail Ltd., which is a customer of Trade Media. Mr. Jones has an MBA from Harvard Business School and is a mechanical engineering graduate from the University of Melbourne. Mr. Jones is a director of Trade Media.

COMMITTEES OF THE BOARD

     The Board has established an audit committee and an executive committee. The audit committee is responsible for recommending the appointment of auditors, overseeing accounting and audit functions and other key financial matters of the Company. David Jones and Sarah Benecke currently serve as member of the audit committee. The executive committee acts for the entire Board between Board meetings. Merle Hinrichs and Eddie Heng serve as members of the executive committee.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES.

                                   MANAGEMENT

EXECUTIVE OFFICERS OF THE COMPANY

     The names, positions and certain biographical information of the executive officers of the Company who are not Directors are set forth below.

NAME                                                            POSITION
----                                                            --------
Craig Pepples..................................  Chief Operating Officer
Spenser Au.....................................  President, Asian Sales
Douwe Cramer...................................  President, Electronic Commerce Services
Howard Finger..................................  Senior Vice President, New Markets
Mark Saunderson................................  Publisher, Technical Electronic Group
Theresa Yiu....................................  Chief Technology Officer

     Mr. Pepples has been the Chief Operating Officer of the Company since April 2000. Mr. Pepples has been the chief operating officer of Trade Media since June 1999 and is responsible for its worldwide operations, including interactive media, corporate marketing, community development, information services, human resources and finance. Mr. Pepples joined Trade Media in October 1986 in an editorial capacity, managed Trade Media's sales in China from 1989 to 1992, and served as country manager for China from 1992 to June 1999. Mr. Pepples is a member of Trade Media's management board and graduated with a B.A. in Linguistics from Yale University.

     Mr. Au was appointed Trade Media's president of Asian Sales in June 1999 and is a member of Trade Media's management board. He joined Trade Media in 1978 as an account executive and moved progressively to senior management positions including regional sales manager in September 1988, associate publisher in January 1991 and publisher in 1992.

     Mr. Cramer was appointed Trade Media's president of e-commerce services in January 1999 and is responsible for the development and integration of all e-commerce and transaction products and services. He is a member of Trade Media's management board. Mr. Cramer joined Trade Media in 1992 and in April 1994 was promoted to regional sales manager for its computer magazines. In 1996, he was promoted to country manager for Korea and, in January 1998, he became the general manager for Trade Media's technical and electronics group.

     Mr. Finger has been the Senior Vice President of New Markets of the Company since April 2000. Mr. Finger was appointed Trade Media's senior vice president of New Markets in June 1999, and is responsible for business development. He is a member of Trade Media's management board. Mr. Finger joined Trade Media in 1992 as assistant to the chairman. He established and became the general manager of Trade Media's interactive media department in June 1995. He became a vice president of Trade Media in February 1997, responsible for product development for the electronic commerce business. He graduated with a B.A. in business law from City of London Polytechnic in 1979.

     Mr. Saunderson has been publisher of the technical and electronics group of Trade Media since January 1994. Since 1998 his responsibilities have included China Business publications and their associated web sites. Mr. Saunderson joined Trade Media in 1990 as regional sales manager for Asian Electronics Engineer and his responsibilities were later expanded to include Electronic News for China. Mr. Saunderson's most recent focus has been on the development of the functionality, user base and revenue of the Company's multilingual and technical Web sites. He is a member of Trade Media's management board.

     Ms. Yiu has been the Chief Technology Officer of the Company since April 2000. Ms. Yiu was appointed Trade Media's chief technology officer in January 1998. She is responsible for the integration of all electronic offerings and heads the research and development of new technologies. She joined Trade Media in 1981 and served as vice president of information services from 1989 to 1998 and vice president of corporate circulation from 1993 to 1998.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     For the year ended December 31, 1999, Trade Media and its subsidiaries provided its ten directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of approximately $3.2 million. Of that amount, $235,000 was paid under a performance based, long-term discretionary bonus plan which Trade Media implemented in 1989 for members of its senior management. Under the plan, members of senior management may, at the discretion of Trade Media, receive a long-term discretionary bonus payment. The awards, which are payable in either five years' or ten years' time, are paid to a member of senior management if his or her performance is satisfactory to Trade Media. There are seven current members of senior management and three former members of senior management who may receive payments on maturity. In 1999, Trade Media and its subsidiaries incurred $55,000 in costs to provide pension, retirement or similar benefits to their respective officers and directors pursuant to Trade Media's retirement plan and pension plan. On February 4, 2000, Hung Lay Si Co. Ltd. made a capital contribution of 1,600 Class A ordinary shares of Trade Media, representing a 16% equity interest in Trade Media. Trade Media in turn contributed these shares to LER for a restricted share award for the chairman and chief executive officer in recognition of his services. In April 2000, these and all other outstanding shares of Trade Media were exchanged for Common Shares of the Company. Of the 4,008,221 Common Shares received by Mr. Hinrichs in the share exchange, 501,028 Common Shares representing an approximately 1.9% equity interest in the Company vested upon Mr. Hinrichs' entering into an employment agreement with LER. The vesting of the remaining 3,507,193 Common Shares, representing an approximately 13.3% equity interest in the Company, was accelerated on August 30, 2000. The Company will record $53.7 million in non-cash compensation related to this acceleration for the quarter ended September 30, 2000.

EMPLOYMENT AGREEMENTS

     Trade Media has an employment agreement with Mr. Hinrichs pursuant to which he serves as its chairman and chief executive officer. The agreement contains covenants restricting Mr. Hinrichs' ability to compete with Trade Media during his term of employment and preventing him from disclosing any of Trade Media's confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, Trade Media retains the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control of Trade Media, if Mr. Hinrichs is placed in a lesser position, ceases to be a member of Trade Media's board or there is a breach of those sections of his employment agreement relating to compensation, reimbursement, title and duties, or termination, Trade Media shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control.

     LER also has an employment agreement with Mr. Hinrichs under which he serves as its president and chief executive officer. Mr. Hinrichs' current compensation consists solely of his restricted share award of 4,008,221 Common Shares. The agreement contains covenants restricting Mr. Hinrichs' ability to compete with LER during his term of employment and preventing him from disclosing any of LER's confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, LER retains the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control of LER, if Mr. Hinrichs is placed in a lesser position, ceases to be a member of LER's board or there is a breach of those sections of his employment agreement relating to compensation, reimbursement, title and duties, or termination, LER shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control.

     Trade Media has employment agreements with each of its executive officers. Each employment agreement contains a non-competition provision, preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to and the approval of Trade Media. The employee must keep all proprietary and private information of Trade Media confidential during the term of employment and for a period of three years after the termination of the agreement. Trade

Media can assign the employee to work for another company if the employee's duties remain similar. In addition, Trade Media retains the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee's term of employment. Each employment agreement contains a six-month notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 31, 1999, Trade Media had $11,404,000 in net intercompany obligations due to its controlling shareholder. These obligations arose from:

     - the transfer of intangibles, including copyrights for magazines, from Hung Lay Si Co. Ltd. to Trade Media after its incorporation in 1983; and

     - allocations of operating expenses from Hung Lay Si Co. Ltd. and its affiliates to Trade Media, as described in the last paragraph of Note 10 to the Consolidated Financial Statements of Trade Media, which is contained in the Annual Report on Form 20-F, a copy of which is included in the mailing of this Proxy Statement.

     Effective January 1, 2000, Trade Media executed an unsecured promissory note in the principal amount of $11,404,000 to establish the repayment terms of these intercompany obligations owed to Hung Lay Si Co. Ltd. On January 1, 2005, Trade Media will begin repayment of this promissory note. Trade Media will make quarterly payments of principal and interest over the following ten years. Interest will accrue beginning on January 1, 2005 at the U.S. Federal Funds rate on the following business day and will be adjusted quarterly. For each subsequent interest period, the interest rate will be the U.S. Federal Funds rate on the first business day of the applicable calendar quarter. If Trade Media fails to make a timely payment, the interest rate on that payment will be adjusted quarterly to equal 2% over the U.S. Federal Funds rate on the first business day of each calendar quarter that payment and the accrued but unpaid interest are outstanding until that payment is made. The interest that accrues on the unpaid amount will be payable quarterly unless Hung Lay Si Co. Ltd. demands immediate payment. If Trade Media fails to make a payment, Hung Lay Si Co. Ltd. may also accelerate the promissory note and demand full payment.

     Trade Media has extended loans to 14 members of its senior management who are living abroad, for the sole purpose of financing the purchase or lease of a residence. The loans for the purchase of a residence are secured by that residence, bear interest at a rate of LIBOR plus 2 to 3%, generally have a term of ten years and become due and payable immediately upon the termination of the employee's employment with Trade Media. The loans for the lease of a residence are unsecured, interest free and are repayable in equal monthly installments over the period of the lease, which is typically less than or equal to twelve months. The maximum loan amounts are limited to the lower of the aggregate of two years' gross compensation of the borrower or $500,000. The loans were made upon terms and subject to conditions that are more favorable to the borrowers than those that would customarily be applied by commercial lending institutions in the borrower's country of employment. Since the beginning of 1996, the largest aggregate amount of indebtedness of Messrs. Saunderson, Au, Cramer, Finger and Pepples and Ms. Benecke to Trade Media, outstanding at any time during such period, was approximately $374,017, $114,653, $5,780, $56,232,
$40,733 and $531,082, respectively. As of December 31, 1999, the indebtedness of Messrs. Saunderson, Au, Finger and Pepples to Trade Media was approximately $278,907, $74,151, $43,673 and $20,498 respectively. Messrs. Cramer and Pepples and Ms. Benecke have repaid their respective loans in full. Mr. Saunderson's loan is secured, bears interest at a rate of LIBOR plus 3%, has a term of ten years and becomes due and payable immediately if he ceases to be an employee of Trade Media, becomes insolvent or dies. Mr. Au's loan is secured against the amount due to him under the Asian Sources Retirement Plan (Hong Kong), is interest free although the interest earned on the amount due to him under the retirement plan is payable to Trade Media and has no fixed term of payment. Mr. Finger's loan is unsecured and interest free and will be paid in full by October 2000. Mr. Cramer's loan was interest free and unsecured. Ms. Benecke's loan was secured and bore interest at a rate of LIBOR plus 2%. Mr. Pepples' loan was interest free and unsecured.

     Trade Media leases approximately 79,000 square feet of its office facilities from affiliated companies under cancelable operating leases and incurs building maintenance services fees to those affiliated companies. Trade Media incurred rental and building services expenses of $1,413,414 during the year ended December 31, 1999.

     Management of Trade Media believes these transactions are commercially reasonable in the jurisdictions where Trade Media operates and for its employees where they reside or work.

     On March 17, 2000, Trade Media entered into a credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides for borrowings of up to $25,000,000, with minimum borrowings of $1,000,000. The lender may request security from time to time to secure borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility may be used by Trade Media for investments, working capital and general corporate purposes. If any payment is not made when due, the interest rate will increase by 2% on the aggregate amount outstanding and will be payable in arrears and, if not paid when due, will be compounded. The loan may not be prepaid prior to the end of any quarter, but if the bank notifies Trade Media of its intention to charge a maintenance fee to cover its costs for the facility, Trade Media may prepay without penalty the amount outstanding within seven days of the bank's notice. When Trade Media entered into the credit facility, it paid the bank an arrangement fee of approximately $16,000. Hung Lay Si Co. Ltd. has guaranteed all of Trade Media's obligations under the credit facility.

     On March 9, 2000, LER Corporation, a wholly-owned subsidiary of Trade Media, borrowed $5,260,033 from Hung Lay Si Co. Ltd. to pay U.S. taxes on income to Merle Hinrichs, Trade Media's president and chief executive officer. On March 22, 2000, Trade Media used a portion of its $25,000,000 credit facility with Bank of Bermuda to cause its wholly owned subsidiary LER to repay and cancel the loan from Hung Lay Si Co. Ltd. to LER. On March 9, 2000, LER loaned $5,008,869 to Mr. Hinrichs for the purpose of providing funds for payment of his portion of the required U.S. tax payments. The loan to Mr. Hinrichs bears interest at the Federal Funds rate plus 2%. The interest and principal of this loan, which is unsecured, are due on March 8, 2002.

     Effective May 1, 2000, the Company engaged Fairchild, a corporation in which Mr. Steiner is Chairman of the Board and Chief Executive Officer, to provide financial and certain other services to the Company for a fee of $41,667 per month. These services can be terminated at any time, by either party without penalty and with immediate effect.

     Prior to the spin-off of the Company and the share exchange with the shareholders of Trade Media, the Company was a wholly-owned subsidiary of Fairchild, and Fairchild Technologies (Bermuda), Ltd., a wholly-owned subsidiary of the Company, purchased the optical disc equipment business from Fairchild Technologies USA, Inc., another subsidiary of Fairchild, in exchange for a promissory note. In consideration for that business, Fairchild Technologies (Bermuda) issued a promissory note to Fairchild Technologies USA. On December 14, 1999, Fairchild Technologies (Bermuda) entered into an agreement, effective December 1, 1999, under which Convac Technologies Ltd. acquired the optical disc equipment business immediately after the spin-off and prior to the share exchange. All of the consideration from the sale was used to repay the promissory note issued to Fairchild Technologies USA. All these transactions had occurred as of April 14, 2000.

                                 PROPOSAL NO. 2

               INCREASE IN BOARD SIZE AND TREATMENT OF VACANCIES

     Pursuant to Bye-Law 89 of the Company's Bye-Laws, the Company shall determine the minimum and maximum number of Directors at the Annual General Meeting of Shareholders.

CHANGE OF SIZE OF THE BOARD

     The Company's Bye-Laws currently provide for a minimum of two (2) Directors on the Board of Directors. In April 2000, the Company's shareholders established the maximum size of the Board at five (5) members. This proposal would change the size of the Board to nine (9) members.

     The Company believes that the increase is necessary for the Company to comply with the Nasdaq Stock Market requirements that a listed company maintain a certain number of independent directors on its Board and certain of its committees, while retaining as directors officers and members of the Company's management who are familiar with the Company. While the Company has not identified any additional candidates to serve on the Board, if the shareholders agree to permit the Board to fill casual vacancies, the Board will have the authority to appoint additional directors without a vote of shareholders.

AUTHORIZATION OF DIRECTORS TO FILL CASUAL VACANCIES

     Under the current Bye-Laws, casual vacancies of Directors must be filled by a vote of a Meeting of the shareholders. This proposal would declare the four
(4) directorships created by the increase in Board size to be casual vacancies and would authorize the Board to fill those vacancies as and when it deems fit.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE INCREASE IN BOARD SIZE, THE DECLARATION THAT SUCH VACANCIES BE CASUAL VACANCIES AND THE AUTHORIZATION OF THE BOARD TO FILL ANY CASUAL VACANCIES.

                                 PROPOSAL NO. 3

          APPROVAL OF THE 2000 NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN

GENERAL

     The Board has unanimously approved for submission to a vote of shareholders a proposal to approve the 2000 Non-Employee Directors Plan (the "Directors Plan") as set forth in Appendix B to the Proxy Statement. This discussion is qualified in its entirety by reference to Appendix B. The purpose of the Directors Plan is to secure for the Company and its shareholders the benefits arising from share ownership by its Directors. The Directors Plan will provide a means whereby such Directors may purchase Common Shares pursuant to options granted in accordance with the Directors Plan. Any Director of the Company who is not a full or part-time employee of the Company and has attended at least 75% of the Board meetings held in the previous calendar year (each an "Eligible Director") shall be eligible to participate in the Directors Plan.

ADMINISTRATION OF THE DIRECTORS PLAN

     The Directors Plan is administered by the Board, which shall have full and complete authority to adopt such rules and regulations and to make all such other determinations not inconsistent with the Directors Plan as may be necessary for the administration thereof.

     The Board is authorized to amend, suspend or terminate the Directors Plan, except that it is not authorized without shareholder approval (except with regard to adjustments resulting from changes in capitalization) to (i) increase the maximum number of shares that may be sold pursuant to options granted under the Directors Plan; (ii) decrease the minimum price per share at which an option may be exercised pursuant to the Directors Plan; (iii) increase the maximum term of any option granted under the Directors Plan; or (iv) permit the granting of options to anyone other than as provided in the Directors Plan.

     Unless the Directors Plan is terminated earlier by the Board, it will terminate on August 4, 2010.

COMMON SHARES SUBJECT TO THE DIRECTORS PLAN

     The Common Shares to be issued under the Directors Plan may be either authorized but unissued shares or reacquired shares. The number of Common Shares available under the Directors Plan (and the option exercise price) will be subject to adjustment to prevent dilution in the event of a stock split, combination of shares, stock dividend or certain other events. If an option granted under the Directors Plan, or any portion thereof, shall expire or terminate for any reason without having been exercised in full, or any or all of the Common Shares purchased upon exercise are forfeited, the unpurchased or forfeited Common Shares covered by such option shall be available for future grants of options.

     The Directors Plan, as proposed, would authorize the issuance of a maximum of 1,000,000 Common Shares, subject to adjustment, pursuant to the exercise of options granted thereunder. As of the date hereof, no options to purchase Common Shares have been granted pursuant to the Directors Plan.

GRANT OF OPTIONS

     Subject to shareholder approval, each Eligible Director on the date of the first Board meeting in January or February of each calendar year, commencing in 2001, shall receive the grant of an option to purchase 20,000 Common Shares on such date.

VESTING OF OPTIONS

     Options granted under the Directors Plan are exercisable at such time or times and subject to such terms and conditions as shall be determined by the Board at grant; provided, however, that in the case of an Eligible Director's death or Permanent Disability (as defined in the Directors Plan), the options held thereby will become immediately exercisable, unless a longer exercise period is otherwise determined by the Board at grant. The Board may waive any installment exercise provision at any time in whole or in part based on performance and/or such other factors as the Board may determine in its sole discretion; provided, however, that no option shall be exercisable until shareholder approval of the Directors Plan shall have been obtained. In addition, the Common Shares issued upon exercise of the options granted pursuant to the Directors Plan shall vest in the Eligible Director at a rate of 25% per year over a four-year-period on each anniversary of an Eligible Director's option exercise. Upon the resignation of an Eligible Director, all unvested Common Shares shall be forfeited.

OPTION PRICE

     The exercise price of each option shall be 85% of the Fair Market Value (as hereinafter defined) for each Common Share subject to an option. Fair Market Value means the average closing sale price for the last five trading days of the previous calendar year of publicly-traded Common Shares as quoted on the national exchange on which Common Shares are listed (if such shares are so listed) or on the Nasdaq Stock Market System (if the shares are regularly quoted on the Nasdaq Stock Market System). If the Common Shares are not quoted on a national exchange or the Nasdaq Stock Market System, Fair Market Value shall be deemed to be the average of the high bid and low asked prices for the last five trading days of the previous calendar year of publicly-traded Common Shares in the over-the-counter market or, if such bid and asked prices shall not be available, as reported by any nationally recognized quotation service selected by the Company.

TERM OF OPTIONS

     Each option shall expire on February 28 of the year immediately following the year in which such option was granted, subject to early termination by the Board. The Directors Plan also provides for the earlier termination of options in the event a Director's membership on the Board terminates.

TRANSFERABILITY; DEATH OF DIRECTOR

     All options granted under the Directors Plan are non-transferable and non-assignable except by will or by the laws of decent and distribution and may be exercised during an Eligible Director's lifetime only by such

Eligible Director, his guardian or legal representative. If an Eligible Director's membership on the Board terminates by reason of death of such Eligible Director, an option held on the date of termination may be exercised in whole or in part at any time within one year after the date of such termination (but in no event after the term of such option expires) and shall thereafter terminate.

REGISTRATION OF SHARES

     The Company currently does not plan to file a registration statement under the Securities Act of 1933, as amended, with respect to the Common Shares issuable pursuant to the Directors Plan subsequent to the approval by the Company's shareholders; however, the Company reserves the right to do so in the future.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE 2000 NON-EMPLOYEE DIRECTORS SHARE OPTION PLAN.

                                 PROPOSAL NO. 4

                              INDEPENDENT AUDITORS

     Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the appointment of Arthur Andersen LLP as the independent auditors of the Company to hold office until the close of the next annual general meeting at a remuneration to be negotiated by management and approved by the Board. A representative of that firm, which served as the Company's independent auditors during the year preceding the Annual General Meeting is expected to be present at the Annual General Meeting and, if he so desires, will have the opportunity to make a statement, and in any event will be available to respond to appropriate questions. Arthur Andersen LLP has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past fiscal year other than in its capacity as the Company's independent auditors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SELECTION OF THE INDEPENDENT PUBLIC ACCOUNTANTS.

                             SOLICITATION STATEMENT

     The Company shall bear all expenses in connection with the solicitation of proxies. In addition to the use of the mails, solicitations may be made by the Company's regular employees, by telephone, telegraph or personal contact, without additional compensation. The Company shall, upon their request, reimburse brokerage houses and persons holding Common Shares in the names of their nominees for their reasonable expenses in sending solicited material to their principals.

                                 OTHER MATTERS

     There is no business other than that described above to be presented for action by the shareholders at the Meeting.

                             SHAREHOLDER PROPOSALS

     In order to be considered for inclusion in the proxy materials to be distributed in connection with the next annual meeting of shareholders of the Company, shareholder proposals for such meeting must be submitted to the Company no later than July 27, 2001. Shareholder proposals may only be submitted by shareholders or nominee holders that hold of record at least 1% of the Company's Common Shares entitled to vote on such matter.

                                 ANNUAL REPORT

     The Company has sent, or is concurrently sending, all of its shareholders of record as of the Record Date a copy of its Annual Report on Form 20-F for the fiscal year ended December 31, 1999. Such report contains the certified consolidated financial statements of the Company, as successor to Trade Media, for the fiscal year ended December 31, 1999.

                                          By Order of the Company,

                                          WINNIE TAN, Secretary

Dated: Hamilton, Bermuda
       September 28, 2000

                                                                      Appendix A

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
  Fairchild (Bermuda), Ltd.:

     We have audited the accompanying consolidated balance sheet of Fairchild (Bermuda), Ltd. and subsidiary (the "Company"), an indirect wholly owned subsidiary of The Fairchild Corporation, as of December 31, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated balance sheet referred to above presents fairly in all material respects, the financial position of Fairchild (Bermuda), Ltd., as of December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                /s/ ARTHUR ANDERSEN LLP
                                          --------------------------------------
                                                   ARTHUR ANDERSEN LLP

Vienna, Virginia
April 3, 2000

                           FAIRCHILD (BERMUDA), LTD.

                           CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1999
                               (IN U.S. DOLLARS)

                                                               DECEMBER 31,
                                                                   1999
                                                               ------------
Cash........................................................     $24,000
STOCKHOLDER'S EQUITY
Common Stock, 12,000 shares authorized and 12,000
  outstanding...............................................     $12,000
Additional paid in capital..................................      12,000
                                                                 -------
Total shareholder's equity..................................     $24,000
                                                                 -------

     The accompanying note is an integral part of this financial statement.

                           FAIRCHILD (BERMUDA), LTD.

                        NOTE TO THE FINANCIAL STATEMENTS

ORGANIZATION AND NATURE OF OPERATIONS

     Fairchild (Bermuda), Ltd. ("FB") is an indirect wholly owned subsidiary of The Fairchild Corporation ("Fairchild"). FB's only subsidiary, which is wholly owned, is Fairchild Technologies (Bermuda), Ltd. FB and its subsidiary currently represent "shell" companies that were incorporated in Bermuda on November 9, 1999 and contain no operations. As such only a consolidated balance sheet is presented.

     Prior to the spin-off, FB through Fairchild Technologies (Bermuda), Ltd., will purchase Fairchild Technologies optical disc equipment business in exchange for a promissory note.

     The Fairchild Corporation then plans to spin-off the stock of FB to its shareholders. On December 14, 1999, FB entered into an agreement, effective as of December 1, 1999, under which Convac Technologies Ltd. will acquire the optical disc equipment business after the spin-off and prior to the share exchange discussed below. Material terms of the sale are:

     - Convac will pay directly to Fairchild Technologies USA up to $2 million of royalties based on the future sales to third parties of all products of the optical disc equipment business as follows:

                                                            ROYALTY ON
SALES LEVEL                                                   SALES
-----------                                                 ----------
US$0 to $20 million......................................          0%
US$20-$30 million........................................          3%
above US$30 million......................................          2%;

     - As part of the sale agreement with Convac, Fairchild will produce and consign to Convac six designated machines that manufacture recordable compact discs. The proceeds from the sale of these machines will first be paid to Fairchild to the extent of costs incurred by Fairchild to produce these machines and the balance divided 30% to Convac and 70% to Fairchild. There are no volume requirements under the consignment agreement;

     - Convac will acquire the stock of Fairchild's German company engaged in the optical disc equipment business and acquire the specified assets and liabilities of the business in California. The specified liabilities consist of warranty obligations approximating $0.8 million and other insignificant accruals. Fairchild Technologies (Bermuda) will not retain any liabilities of the optical disc equipment business. Fairchild has agreed to indemnify Trade Media for any losses resulting from third party claims against the optical disc equipment business;

     - effective December 1, 1999, Convac will manage the optical disc equipment business;

     - Fairchild will contribute $2 million to Convac in exchange for 19% of its common stock. Convac is a privately owned company;

     - Convac will indemnify Fairchild and Fairchild Technologies (Bermuda) against all liabilities and obligations which Convac has assumed; and

     - material conditions of Fairchild Technologies (Bermuda)'s obligations to close are the completion of the spin-off and Convac having a backlog of orders of at least $11 million for optical disc equipment. Also effective as of December 1, 1999, Convac established a related party relationship with Fairchild as it began to manage the optical disc equipment business. FB will use all of the consideration received from the sale to repay in full its promissory note owing to Fairchild Technologies USA. After the sale, FB will again become a "shell" corporation.

     Finally, contingent upon the sale of Fairchild Technologies optical disc equipment business, FB plans to exchange approximately 95% of its shares for all shares of Trade Media Holdings Ltd. ("Trade Media"). Trade Media's principal business is that of a business-to-business market maker that collects and publishes

                           FAIRCHILD (BERMUDA), LTD.

data on export suppliers and their products in order to serve global retailers, manufacturers and distributors that import. After the exchange, shareholders of FB are expected to retain approximately 5% of the combined companies and FB will be renamed Global Sources Ltd. Trade Media will be deemed the surviving company for accounting purposes.

     Trade Media was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies. Trade Media is a majority owned subsidiary of Hung Lay Si Co Ltd., which is wholly owned by the Quan Gung 1986 Trust. This trust was formed under the laws of the Island of Jersey.

ACCOUNTING PRONOUNCEMENTS

     FB has adopted Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities". Costs of start-up activities and organization costs will be expensed as incurred.

                                                                      APPENDIX B

                              GLOBAL SOURCES LTD.

                 2000 NON-EMPLOYEE DIRECTORS SHARE OPTION PLAN

                                   ARTICLE I

                                    PURPOSE

     The purpose of the Global Sources Ltd. 2000 Non-Employee Directors Share Option Plan (the "Plan") is to secure for Global Sources Ltd. and its stockholders the benefits arising from stock ownership by its Directors. The Plan will provide a means whereby such Directors may purchase common shares, US$.01 par value, of Global Sources Ltd. pursuant to options granted in accordance with the Plan.

                                   ARTICLE II

                                  DEFINITIONS

     The following capitalized terms used in the Plan shall have the respective meanings set forth in this Article:

     2.1  "Board" shall mean the Board of Directors of Global Sources Ltd.

     2.2  "Code" shall mean the Internal Revenue Code of 1986, as amended.

     2.3  "Company" shall mean Global Sources Ltd. and any of its Subsidiaries.

     2.4 "Director" shall mean any person who is a member of the Board of Directors of the Company.

     2.5 "Eligible Director" shall be any Director who is not a full or part-time employee of the Company and has attended at least 75% of the Board meetings held in the previous calendar year.

     2.6 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     2.7 "Exercise Price" shall mean the price per Share at which an Option may be exercised.

     2.8 "Fair Market Value" shall mean the average closing sales price for the last five trading days of the previous calendar year of publicly-traded Shares as quoted on the national securities exchange on which Shares are listed (if the Shares are so listed) or on the Nasdaq Stock Market System (if the Shares are regularly quoted on the Nasdaq Stock Market System), or, if not so listed or regularly quoted, the average of the high bid and low asked price for the last five trading days of the previous calendar year of publicly-traded Shares in the over-the-counter market, or, if such bid and asked prices shall not be available, as reported by any nationally recognized quotation service selected by the Board.

     2.9 "Grant Date" shall mean the date on which the Board holds its first meeting in January or February of any calendar year, beginning with 2001.

     2.10 "Nasdaq" shall mean the Nasdaq National Stock Market.

     2.11 "Option" shall mean an Option to purchase Shares granted pursuant to the Plan.

     2.12 "Option Agreement" shall mean the written agreement described in
Article VI herein.

     2.13 "Permanent Disability" shall mean the condition of an Eligible Director who is unable to participate as a member of the Board by reason of any medically determined physical or mental impairment that can be expected to result in death or which can be expected to last for a continuous period of not less than 12 months.

     2.14 "Purchase Price" shall be the Exercise Price multiplied by the number of whole Shares with respect to which an Option may be exercised.

     2.15 "Securities Act" shall mean the Securities Act of 1933, as amended.

     2.16 "Shares" shall mean the common shares, US$.01 par value per share, of the Company.

     2.17 "Subsidiaries" shall have the meaning provided in Section 425(f) of the Code.

                                  ARTICLE III

                                 ADMINISTRATION

     3.1 General. The Plan shall be administered by the Board in accordance with the express provisions of the Plan.

     3.2 Powers of the Board. The Board shall have full and complete authority to adopt such rules and regulations and to make all other determinations not inconsistent with the Plan as may be necessary for the administration of the Plan.

                                   ARTICLE IV

                             SHARES SUBJECT TO PLAN

     Subject to adjustment in accordance with Article IX, an aggregate of 1,000,000 Shares is reserved for issuance under the Plan. Shares issued under the Plan may be either authorized but unissued Shares or reacquired Shares. If an Option, or any portion thereof, shall expire or terminate for any reason without having been exercised in full, or any or all of the Common Shares purchased upon exercise are forfeited, the unpurchased or forfeited Shares covered by such Option shall be available for future grants of Options.

                                   ARTICLE V

                                     GRANTS

     5.1 Option Grants. On each Grant Date, to the extent that Shares remain available for the grant of Options under the Plan, each Eligible Director on such date shall receive the grant of an Option to purchase 20,000 Shares.

     5.2 Adjustment of Grants. The number of Shares set forth in Section 5.1, to which Options shall be granted shall be subject to adjustment as provided in
Section 9.1 hereof.

     5.3 Compliance With Rule 16b-3. If the Company is then subject to the requirements of Section 16 of the Exchange Act, the terms for the grant of Options to an Eligible Director may only be changed if permitted under Rule 16b-3 under the Exchange Act and, accordingly, the formula for the grant of Options may not be changed or otherwise modified more than once in any six month period, other than to comport with changes in the Code, the Employee Retirement Income Security Act, or the rules and regulations thereunder.

                                   ARTICLE VI

                                TERMS OF OPTION

     Each Option shall be evidenced by a written Option Agreement executed by the Company and the Eligible Director which shall specify the Grant Date, the number of Shares subject to the Option, the Exercise Price and shall also include or incorporate by reference the substance of all of the following provisions and such other provisions consistent with the Plan as the Board may determine.

     6.1 Term. The term of each Option shall expire on February 28 of the year immediately following the year in which the Option is granted (the "Expiration Date"), subject to earlier termination in accordance with Articles VI and X.

     6.2 Restriction on Exercise. The Option must be exercised prior to the Expiration Date, or at such time or times and subject to such terms and conditions as shall be determined by the Board at grant; provided, however, that in the case of the Eligible Director's death or Permanent Disability, the Options held by him will become immediately exercisable, unless a longer exercise period is otherwise determined by the Board at grant. Any Option that has not been exercised by the Expiration Date shall be forfeited. The Board may waive any installment exercise provision at any time in whole or in part based on performance and/or such other factors as the Board may determine in its sole discretion; provided, however, that no Option will be exercisable until the requisite approval of the Plan by the Company's shareholders shall have been obtained.

     6.3 Exercise Price. The Exercise Price for each Share subject to an Option shall be 85% of the Fair Market Value of the Shares as determined in Section 2.9 herein.

     6.4 Vesting. Each of the Shares issued upon exercise of an Option shall vest ratably over a four-year period on each anniversary of the date such Option is exercised. All unvested Shares shall be forfeited by an Eligible Director if such Eligible Director resigns from the Board.

     6.5 Manner of Exercise. An Option shall be exercised in accordance with its terms, by delivery of a written notice of exercise to the Company and payment of the full purchase price of the Shares being purchased. An Eligible Director may exercise an Option with respect to all or less than all of the Shares for which the Option may then be exercised, but an Eligible Director must exercise the Option in full Shares.

     6.6 Payment. The Purchase Price of Shares purchased pursuant to an Option or portion thereof, may be paid:

          (a) in United States Dollars, in cash or by check, bank draft or money order payable to the Company; or

          (b) at the discretion of the Board, by delivery of Shares already owned or by net cashless exercise of an Option by an Eligible Director with an aggregate Fair Market Value on the date of exercise equal to the Purchase Price, subject to the provisions of Section 16(b) of the Exchange Act if the Company is then subject to the reporting requirements of Section 16 of the Exchange Act.

     6.7 Transferability. No Option shall be transferable otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. An Option shall be exercisable during the Eligible Director's lifetime only by the Eligible Director, his guardian or legal representative.

     6.8 Termination of Membership on the Board. If an Eligible Director's membership on the Board terminates for any reason other than such Eligible Director's resignation, the unexercised portion of any Option held on the date of termination may be exercised in whole or in part at any time within thirty
(30) days after the date of such termination (but in no event after the term of the Option expires) and shall thereafter terminate. Any Shares issued pursuant to previously-exercised Options or upon exercise of Options following termination as a Director shall vest according to Section 6.4. Upon resignation from the Board, all unexercised Options and all unvested Shares shall be immediately forfeited to the Company by such former Eligible Director.

                                  ARTICLE VII

                        GOVERNMENT AND OTHER REGULATIONS

     7.1 Delivery of Shares. The obligation of the Company to issue or transfer and deliver Shares for exercised Options under the Plan shall be subject to all applicable laws, regulations, rules, orders and approvals which shall then be in effect.

     7.2 Holding of Shares After Exercise of Option. The Option Agreement shall provide that the Eligible Director, by accepting such Option, represents and agrees, for the Eligible Director and his permitted transferees hereunder that none of the Shares purchased upon exercise of the Option shall be acquired with a view to any sale, transfer or distribution of the Shares in violation of the Securities Act, and the person exercising an Option shall furnish evidence satisfactory to that Company to that effect, including an indemnification of the Company in the event of any violation of the Securities Act by such person.

Notwithstanding the foregoing, the Company in its sole discretion may register under the Securities Act the Shares issuable upon exercise of the Options under the Plan.

                                  ARTICLE VIII

                                WITHHOLDING TAX

     The Company may, in its discretion, require an Eligible Director to pay to the Company, at the time of exercise of an Option an amount that the Company deems necessary to satisfy its obligations to withhold federal, state or local income or other taxes (which for purposes of this Article includes an Eligible Director's FICA obligation, if applicable) incurred by reason of such exercise. When the exercise of an Option does not give rise to the obligation to withhold U.S. federal income taxes on the date of exercise, the Company may, in its discretion, require an Eligible Director to place Shares purchased under the Option in escrow for the benefit of the Company until such time as U.S. federal income tax withholding is required on amounts included in the Eligible Director's gross income as a result of the exercise of an Option. At such time, the Company, in its discretion, may require an Eligible Director to pay to the Company an amount that the Company deems necessary to satisfy its obligation to withhold federal, state or local taxes incurred by reason of the exercise of the Option, in which case the Shares will be released from escrow upon such payment by an Eligible Director (but shall continue to be subject to the vesting requirements of Section 6.4 hereof).

                                   ARTICLE IX

                                  ADJUSTMENTS

     9.1 Proportionate Adjustments. If the outstanding Shares are increased, decreased, changed into or exchanged into a different number or kind of Shares or securities of the Company through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, an appropriate and proportionate adjustment shall be made to the maximum number and kind of Shares as to which Options may be granted under the Plan. A corresponding adjustment changing the number or kind of Shares allocated to unexercised Options or portions thereof, which shall have been granted prior to any such change, shall likewise be made. A corresponding adjustment in the Exercise Price of the Shares covered by the unexercised portion of an Option shall be made in the event of an adjustment in the outstanding Options. Notwithstanding the foregoing, there shall be no adjustment for the issuance of Shares on conversion of notes, preferred stock or exercise of warrants or Shares issued by the Board for such consideration as the Board deems appropriate.

     9.2 Dissolution or Liquidation. Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon a sale of substantially all of the property or more than 80% of the then outstanding Shares of the Company to one or more previous business entities, the Company shall give to each Eligible Director at the time of adoption of the plan for liquidation, dissolution, merger or sale either (1) a reasonable time thereafter within which to exercise the Option prior to the effective date of such liquidation or dissolution, merger or sale, or (2) the right to exercise the Option as to an equivalent number of Shares of equity securities of the business entity succeeding the Company or acquiring its business by reason of such liquidation, dissolution, merger, consolidation or reorganization.

                                   ARTICLE X

                        AMENDMENT OR TERMINATION OF PLAN

     10.1 Amendments. The Board may at any time amend or revise the terms of the Plan, provided no such amendment or revision shall, unless appropriate approval of such amendment or revision by the Company's shareholders is obtained:

          (a) materially increase the maximum number of Shares which may be sold pursuant to Options granted under the Plan, except as permitted under the provisions of Article IX;

          (b) decrease the minimum Exercise Price set forth in Article VI;

          (c) extend the term of Options provided for in Article VI or decrease the vesting period of any Shares issued upon exercise of an Option; or

          (d) permit the granting of Options to anyone other than an Eligible Director.

     10.2 Termination. The Board at any time may suspend or terminate the Plan. The Plan, unless sooner terminated, shall terminate on the tenth (10th) anniversary of its adoption by the Board. Termination of the Plan shall not affect Options previously granted thereunder. No Option may be granted under the Plan while the Plan is suspended or after it is terminated.

     10.3 Consent of Holder. No amendment, suspension or termination of the Plan shall, without the consent of the holder of Options, alter or impair any rights or obligations under any Option theretofore granted under the Plan.

                                   ARTICLE XI

                            MISCELLANEOUS PROVISIONS

     11.1 Privilege of Stock Ownership. No Eligible Director entitled to exercise any Option granted under the Plan shall have any of the rights or privileges of a shareholder of the Company with respect to any Shares issuable upon exercise of an Option until certificates representing the Shares shall have been issued and delivered.

     11.2 Plan Expenses. Any expenses incurred in the administration of the Plan shall be borne by the Company.

     11.3 Use of Proceeds. Payments received from an Eligible Director upon the exercise of Options shall be used for general corporate purposes of the Company.

     11.4 Governing Law. The Plan has been adopted under the laws of Bermuda. The Plan and all Options which may be granted hereunder and all matters related thereto, shall be governed by and construed and enforceable in accordance with the laws of Bermuda as it then exists.

                                  ARTICLE XII

                              SHAREHOLDER APPROVAL

     The Plan is subject to approval of the Company's shareholders, at a duly held meeting of the Company's shareholders, within 12 months after the date the Board approves the Plan, by the affirmative vote of holders of a majority of the Shares of the Company represented in person or by proxy and entitled to vote at the meeting. Options may be granted, but not exercised, before such shareholder approval is obtained. If the shareholders fail to approve the Plan within the required time period, any Options granted under the Plan shall be void, and no additional Options may thereafter be granted.

                              GLOBAL SOURCES, LTD.

                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                October 26, 2000

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Global Sources Ltd., a Bermuda corporation, does hereby constitute and appoint Winnie Tan and Sarah Benecke, and each of them, with full power to act alone and to designate substitutes, the true and lawful attorneys and proxies of the undersigned for and in the name, place and stead of the undersigned, to vote all shares of Common Shares of Global Sources Ltd. which the undersigned would be entitled to vote if personally present at the 2000 Annual General Meeting of Shareholders of Global Sources Ltd. to be held at The Conrad Hotel, Hennessey Room, Level 7, 88 Queensway, Hong Kong, on October 26, 2000, at 9:30 a.m., local time, or at any adjournment or adjournments thereof.

     The undersigned hereby revokes any proxy or proxies heretofore given and acknowledges receipt of a copy of the Notice of Annual General Meeting and Proxy Statement, both dated September 28, 2000, and a copy of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999.

                            - FOLD AND DETACH HERE -

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
THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY                                PLEASE MARK
THE UNDERSIGNED SHAREHOLDER. UNLESS OTHERWISE SPECIFIED,                                 YOUR VOTES AS  [X]
THIS PROXY WILL BE VOTED FOR ITEMS 1, 2, 3 AND 4.                                         INDICATED IN
                                                                                         THIS EXAMPLE.

1. To re-elect Marie A. Hinrichs and Jeffrey J. Slainer to serve as directors until the 2003 annual general meeting of shareholders of the Company.

         FOR ALL NOMINEES       WITHHELD FROM ALL NOMINEES        -------------------------------------
               [ ]                          [ ]                   TO WITHHOLD AUTHORITY TO VOTE FOR ANY
                                                                  NOMINEE(S), PRINT NAME(S) ABOVE

2. To consider and, if thought fit, to fix the number of directors that comprise the whole Board at nine (9) persons, declare these vacancies on the Board to be casual vacancies and authorize the Board to fill these vacancies on the Board when it deems fit.

               FOR         AGAINST        ABSTAIN

               [ ]           [ ]            [ ]


3.   To approve the Company's 2000 Non-Employee Directors
     Share Option Plan.

               FOR         AGAINST        ABSTAIN

               [ ]           [ ]            [ ]


4.   To re-appoint Arthur Andersen LLP as Global Services
     Ltd.'s independent auditors until the next annual general meeting.

               FOR         AGAINST        ABSTAIN

               [ ]           [ ]            [ ]


                                                                 MARK HERE FOR ADDRESS [ ]
                                                                 CHANGE AND NOTE BELOW:

                                                                 Dated                                                   , 2004
                                                                       -------------------------------------------------

                                                                 ---------------------------------------------------------------
                                                                                            Signature

                                                                 ---------------------------------------------------------------
                                                                                            Signature

                                                                 NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if mailed in the United States.

                                                      - FOLD AND DETACH HERE -
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